EXHIBIT 23.a
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Goodrich Corporation for the registration of debt securities, series preferred stock, common stock, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 18, 2008, with respect to the consolidated financial statements of Goodrich Corporation and to the effectiveness of internal control over financial reporting of Goodrich Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2007 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Charlotte, North Carolina
October 24, 2008